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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                      COMTECH TELECOMMUNICATIONS CORPORATION
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                                 (Name of Issuer)

                        COMMON STOCK OF PAR $.10 PER SHARE
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                          (Title of Class of Securities)

                                    205826 209
                     ----------------------------------------
                                   (CUSIP Number)


   GAIL SEGUI   105 BAYLIS ROAD, MELVILLE, NEW YORK 11747    (516) 777-8900
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                  JANUARY 18, 1995
                     ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                                                SEC 1746 (12-91)
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                                 SCHEDULE 13D

[CUSIP No.   205826 209    ]                                 Page 1  of 3  Pages

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Fred Kornberg    ###-##-####
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [_]

                                                                         (b) [_]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

   PF
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                              [_]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.
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                     7  SOLE VOTING POWER

                        126,000
 NUMBER OF          ------------------------------------------------------------
  SHARES             8  SHARED VOTING POWER
BENEFICIALLY            -0-
 OWNED BY           ------------------------------------------------------------
   EACH              9  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                126,000
   WITH             ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    150,000 (includes right to acquire 24,000)
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]


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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.8%
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14  TYPE OF REPORTING PERSON*

    IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                                AMENDMENT NO. 2
                                      TO
                                 SCHEDULE 13D


        The information provided below represents amendments or additions to the information provided in the Schedule 13D and amendments previously filed by Mr. Kornberg. The purpose of this Amendment No. 2 is to report the acquisition by Mr. Kornberg fo the beneficial ownership of certain additional shares of common stock.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The aggregate purchase price for the 16,947 shares, the acquisition of which is reported in this Amendment No. 2, was $44,161.31. The source of the purchase price was the personal funds of Mr. Kornberg.

ITEM 4.         PURPOSE OF TRANSACTION

        Hold acquired shares for investment purposes.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER

        (a)     See page 2 of cover page.
        (b)     See page 2 of cover page.
        (c)     See Schedule I.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 27, 1995                               /s/ Fred Kornberg
------------------                              -----------------
      Date                                          Signature


                                                Fred Kornberg
                                                -----------------
                                                      Name
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                                                         SCHEDULE I


                TRANSACTION REFERRED TO IN THIS AMENDMENT NO. 2


        Date       Number of Shares        Price Per Share      Total Cost
        ----       ----------------        ---------------      ----------

        12/13/94        2,327                  $ 2.6875         $ 6,253.81
        12/15/94        3,100                    2.62             8,122.00
        12/16/94        2,520                    2.5625           6,457.50
        12/16/94        4,000                    2.4395           9,758.00
        01/17/95        2,400                    2.675            6,420.00
        01/18/95        2,600                    2.75             7,150.00
                       ------                                    ---------

               Total:  16,947                           Total:  $44,161.31
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